AMENDED AND RESTATED FEE WAIVER AGREEMENT

THIS AMENDED AND RESTATED FEE WAIVER AGREEMENT (the “Fee Waiver Agreement”) is signed as of January [    ], 2010 by BlackRock Advisors, LLC (the “Investment Adviser”) and BlackRock Balanced Capital Fund, Inc. (the “Fund”) and amends and restates the agreement entered into by the Investment Adviser and the Fund dated July 25, 2003.

WHEREAS, the Fund intends over time to invest some or all of the fixed income portion of its portfolio in the Master Total Return Portfolio (the “Total Return Portfolio”) of Master Bond LLC (“Master Bond LLC”) and some or all of the equity portion of its portfolio in the Master Large Cap Core Portfolio (the “Core Portfolio”) of Master Large Cap Series LLC (“Master Large Cap LLC”), each registered investment companies that have substantially the same objectives and strategies as the fixed income and equity portions of the Fund, respectively;

WHEREAS, the Investment Adviser has entered into an investment advisory agreement with the Fund (the “Fund Agreement”) whereby the Investment Adviser provides certain investment advisory services to the Fund;

WHEREAS, the Investment Adviser desires to waive all or a portion of its fees to the extent necessary to avoid charging the Fund for services provided under the Fund Agreement that are duplicative of services provided pursuant to Master Bond LLC’s advisory contract on behalf of the Total Return Portfolio with the Investment Adviser (the “Master Bond LLC Advisory Agreement”) in connection with any assets invested by the Fund in the Total Return Portfolio; and

WHEREAS, the Investment Adviser desires to waive all or a portion of its fees to the extent necessary to avoid charging the Fund for services provided under the Fund Agreement that are duplicative of services provided pursuant to Master Large Cap LLC’s advisory contract on behalf of the Core Portfolio with the Investment Adviser (the “Master Large Cap LLC Advisory Agreement” and together with the Master Bond LLC Advisory Agreement, the “Master Advisory Agreements”) in connection with any assets invested by the Fund in the Core Portfolio; and

WHEREAS, the Investment Adviser understands and intends that the Fund will rely on this Fee Waiver Agreement in preparing post-effective amendments to the Fund’s registration statement on Form N-1A and in accruing the expenses of the Fund for purposes of calculating net asset value and for other purposes, and expressly permits the Fund to do so; and

WHEREAS, the shareholders of the Fund will benefit from the ongoing waivers by incurring lower Fund operating expenses than they would absent such waivers.

NOW, THEREFORE, the Investment Adviser agrees to waive advisory fees under the Fund Agreement to the extent necessary to assure that advisory fees charged under the Fund Agreement are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the Master Advisory Agreements; provided, however, that in no event shall the Investment Adviser be required to waive fees in excess of the amount of fees actually charged by the Investment Adviser.

This contractual fee waiver shall be effective for the current fiscal period of the Fund and for fiscal years thereafter unless terminated upon 90 days’ notice by a majority of the non-interested directors of the Fund or by a vote of a majority of the outstanding voting securities of the Fund.

IN WITNESS WHEREOF, the Investment Adviser and the Fund have agreed to this Fee Waiver Agreement as of the day and year first above written.

BLACKROCK ADVISORS, LLC

By:
Name:
Title:

BLACKROCK BALANCED CAPITAL FUND, INC.

By:
Name:
Title: